                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form N-8F

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X]  Merger

     [ ]  Liquidation

     [ ]  Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:  The Kent Funds

3.   Securities and Exchange Commission File No.: 811-4824

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X]  Initial Application           [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
     3435 Stelzer Road, Columbus Ohio 43219

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Bruce McConnel, Esq., Drinker Biddle & Reath LLP, One Logan Square, 18th and Cherry Streets, Philadelphia, PA 19103 (215) 988-2817.

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2):

     (1) Fifth Third Asset Management Inc. (successor to Lyon Street Asset Management Company), 38 Fountain Square Plaza, Cincinnati, Ohio 45263.
          (513) 579-5300

     (2)  BISYS Fund Services LP, 3435 Stelzer Road, Columbus, Ohio 43219-3035,
          (614) 470-8000

     (3) Drinker Biddle & Reath LLP, One Logan Square, 18/th/ and Cherry Streets, Philadelphia, Pennsylvania, 19103 (Minute Books). (215) 988-1146

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end       [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     (1) Fifth Third Asset Management Inc., 38 Fountain Square Plaza, Cincinnati, Ohio 45263 (successor to Lyon Street Asset Management Company)

     (2) Lyon Street Asset Management Company, 38 Fountain Square Plaza, Cincinnati, Ohio 45263

     (3)  Old Kent Bank, One Vandenberg Center, Grand Rapids, MI 49503

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     (1)  Kent Fund Distributors, Inc., 3435 Stelzer Road, Columbus, Ohio 43219

     (2)  BISYS Fund Services LP, 3435 Stelzer Road, Columbus, Ohio 43219

     (3) 440 Financial Distributors, Inc., 4400 Computer Drive, P.O. Box 5107, Westboro, Massachusetts 01581-5107

13.  If the fund is a unit investment trust ("UIT") provide:

          N/A

     (a) Depositor's name(s) and address(es):
     (b) Trustee's name(s) and address(es):

14. Is there a UlT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]     Yes             [X]     No


     If Yes, for each UIT state:
             Name(s):

     File No.: 811-__________

     Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]    Yes            [ ]     No

          If Yes, state the date on which the board vote took place:

          April 12, 2001

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


          [X]    Yes            [ ]     No

          If Yes, state the date on which the shareholder vote took place:

          July 27, 2001

          If No, explain:


II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]       Yes       [ ]       No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

     October 29, 2001

     (b)  Were the distributions made on the basis of net assets?

          [X]       Yes       [ ]       No


     (c)  Were the distributions made pro rata based on share ownership?

          [X]       Yes       [ ]       No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:  N/A
          Were any distributions to shareholders made in kind?

          [ ]       Yes       [ ]       No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:  N/A
     Has the fund issued senior securities?

     [ ]       Yes       [ ]       No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]       Yes       [ ]       No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?


     [ ]       Yes       [X]       No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ]       Yes       [X]       No

     If  Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?


     [ ]       Yes       [ ]       No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]       Yes       [X]       No

     If Yes,

     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a) List the expenses incurred in connection with the Merger or
         Liquidation:

         (i)   Legal expenses:                                  $800,000

         (ii)  Accounting expenses:                             $40,000

         (iii) Other expenses (list and identify separately):   $573,350

               Printing                                  $114,800

               ADP (Mailing)                             $51,000

               Regulatory (Blue Sky & Run-off Insurance) $232,500

               Transfer Agent                            $175,050

         (iv)  Total expenses (sum of lines (i)-(iii) above):   $1,413,350

     (b) How were those expenses allocated? No expenses were borne by the registrant.

     (c)  Who paid those expenses?

          Fifth Third Bank (Investment Adviser to Fifth Third Funds)

     (d)  How did the fund pay for unamortized expenses (if any)? N/A



23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]       Yes       [X]       No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]       Yes       [X]       No


     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]       Yes       [X]       No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26. (a) State the name of the fund surviving the Merger: Fifth Third Funds. See Attachment A for additional information.

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          811-5669

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          Kent Funds, File Nos. 811-04824, 33-8398; form type 485BPOS (filed 05/01/2001)

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                 VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Kent Funds (ii) she is the Vice President and Assistant Secretary of The Kent Funds and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

                                    (Signature)



February 11, 2002                   /s/ Jennifer J. Brooks
                                    ----------------------
                                    Jennifer J. Brooks
                                    Vice President and Assistant Secretary

                                 ATTACHMENT A
     Question No. 26(a)
     ------------------

Kent Funds                                      Corresponding Fifth Third Funds
----------                                      -------------------------------
Kent Government Money Market Fund               Fifth Third Institutional Government Money Market Fund
Lyon Street Institutional Money Market Fund     Fifth Third Institutional Money Market Fund
Kent Michigan Municipal Money Market Fund       Fifth Third Michigan Municipal Money Market Fund
Kent International Growth Fund                  Fifth Third International GDP Fund
Kent Small Company Growth Fund                  Fifth Third Small Cap Growth Fund
Kent Large Company Growth Fund                  Fifth Third Large Cap Growth Fund
Kent Index Equity Fund                          Fifth Third Equity Index Fund
Kent Growth and Income Fund                     Fifth Third Large Cap Value Fund
Kent Short Term Bond Fund                       Fifth Third Short Term Bond Fund
Kent Michigan Municipal Bond Fund               Fifth Third Michigan Municipal Bond Fund
Kent Tax-Free Income Fund                       Fifth Third Municipal Bond Fund
Kent Income Fund                                Fifth Third Bond Fund
Kent Intermediate Tax-Free Fund                 Fifth Third Intermediate Municipal Bond Fund
Kent Money Market Fund                          Fifth Third Prime Money Market Fund
Kent Intermediate Bond Fund                     Fifth Third Intermediate Bond Fund